                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                           (Amendment No. ______)


                           VEECO INSTRUMENTS, INC.
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                              (NAME OF ISSUER)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                 922417-100
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                               (CUSIP Number)

                              William L. Hudson
         Sr. Vice President, General Counsel and Corporate Secretary
                          Seagate Technology, Inc.
                               920 Disc Drive
                       Scotts Valley, California 95067
                               (831) 438-6550
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 May 5, 2000
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           (Date of Event which Requires Filing of this Statement)


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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.l(b)(3) or (4), check the following box. [_]

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 922417-100
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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY)
      Seagate Technology, Inc.
      94-2612933


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4


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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)
 5


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,384,201

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,384,201

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,384,201

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.9%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO

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                                     2

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share, of Veeco Instruments, Inc. ("Veeco Common Stock"), a Delaware corporation ("Veeco" or "Issuer"). The principal executive offices of Veeco are located at Terminal Drive, Plainview, New York 11803.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement on Schedule 13D is being filed by Seagate Technology, Inc., a Delaware corporation ("Seagate"). Seagate's principal business is the design, manufacture and sale of rigid magnetic disc drives for use in computer systems.

     Seagate's principal executive offices are located at 920 Disc Drive, Scotts Valley, California 95066, and its telephone number at that location is (408) 438-6550.

     The directors and executive officers of Seagate are set forth on Schedule I hereto. Schedule I sets forth the following information with respect to each such person:

     (a) Name;

     (b) Business Address (or residence where indicated);

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

     During the last five years, neither Seagate nor any person named in
Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All directors and executive officers of Seagate are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares were acquired by Seagate as a result of the merger (the "Merger") on May 5, 2000 of CVC, Inc., a Delaware corporation ("CVC"), with a subsidiary of the Issuer, on the basis of 0.43 shares of Issuer Common Stock for each share of CVC Common Stock owned as of March 20, 2000 (the "Record Date").

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) - (j) Pursuant to the Merger, Seagate received 0.43 shares of Issuer Common Stock for each share of CVC Common Stock beneficially owned by Seagate as of the Record Date. Although Seagate may, at any time and from time to time, purchase or sell shares of the Issuer in public or private transactions, Seagate has no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) Seagate beneficially owns 1,384,201 shares of Issuer Common Stock, which shares represent approximately 5.9% of the issued and outstanding shares of Issuer Common Stock (based on the number of shares of issued and outstanding Issuer Common Stock as reported in the Issuer's Form 10-Q as of March 31, 2000). All shares of Issuer Common Stock are held directly by Seagate, and Seagate has sole voting and dispositive power over such shares.

     (c) To the knowledge of Seagate, no transactions in the class of securities of the Issuer reported herein have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of Seagate, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and the exhibits thereto, to the knowledge of Seagate, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Not applicable.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2000                SEAGATE TECHNOLOGY, INC.



                                    /s/ William L. Hudson
                                    ---------------------------------------
                                                   Signature


                                    William L. Hudson
                                    Sr. Vice President, General Counsel and
                                    Corporate Secretary

                                 Schedule I

                 Directors and Executive Officers of Seagate


                                                                                                Name, Address and
                                                                                            Business of Corporation or
                                      Business or                Principal Occupation            Organization in
            Name                   Residence Address                or Employment                 Which Employed
-------------------------     -------------------------      ----------------------------  ------------------------------
Stephen J. Luczo              Seagate Technology, Inc.       President, Chief Executive    Seagate Technology, Inc.
                              920 Disc Drive                 Officer and Chairman of the   920 Disc Drive
                              Scotts Valley, CA  95066       Board of Directors of         Scotts Valley, CA  95066
                                                             Seagate Software, Inc.

Gary B. Filler                Seagate Technology, Inc.1389   Co-Chairman of the Board of   Seagate Technology, Inc.1389
                              920 Disc Drive                 Directors and Financial       920 Disc Drive
                              Scotts Valley, CA  95066       Consultant                    Scotts Valley, CA  95066

Dr. Kenneth E. Haughton       Seagate Technology, Inc.       Engineering Consultant        Seagate Technology, Inc.1389
                              920 Disc Drive                                               920 Disc Drive
                              Scotts Valley, CA  95066                                     Scotts Valley, CA  95066

Robert A. Kleist              Printronix, Inc.               President, Chief Executive    Printronix, Inc.
                              17500 Cartwright Road          Officer and Director of       17500 Cartwright Road
                              Irvine, CA  92713              Printronix, Inc.              Irvine, CA  92713
                                                                                           (a computer printer
                                                                                           manufacturer)

Lawrence Perlman              Ceridian Corporation           Co-Chairman of the Board of   Ceridian Corporation
                              8100 34th Avenue South         Directors and Chairman of     8100 34th Avenue South
                              Minneapolis, MN  55425-1640    the Board of Directors and    Minneapolis, MN  55425-1640
                                                             Chief Executive Officer of    (an information services
                                                             Ceridian Corporation          and defense electronics
                                                                                           company)

Thomas P. Stafford            Stafford, Burke & Hecker,      Vice Chairman of Stafford,    Stafford, Burke & Hecker,
                              Inc.                           Burke & Hecker, Inc.          Inc.
                              1006 Cameron Street                                          1006 Cameron Street
                              Alexandria, VA  22314                                        Alexandria, VA  22314
                                                                                           (a consulting firm)

Laurel L. Wilkening           Seagate Technology, Inc.       Independent Consultant        Seagate Technology, Inc.1389
                              920 Disc Drive                                               920 Disc Drive
                              Scotts Valley, CA  95066                                     Scotts Valley, CA  95066


                                                                                                Name, Address and
                                                                                            Business of Corporation or
                                      Business or                Principal Occupation            Organization in
            Name                   Residence Address                or Employment                 Which Employed
-------------------------     -------------------------      ----------------------------  ------------------------------
Bernardo A. Carballo          Seagate Technology, Inc.       Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                 Worldwide Sales, Marketing,   920 Disc Drive
                              Scotts Valley, CA  95066       Product Line Management and   Scotts Valley, CA  95066
                                                             Customer Service Operations

Donald L. Waite               Seagate Technology, Inc.       Executive Vice President     Seagate Technology, Inc.
                              920 Disc Drive                 and Chief Administrative      920 Disc Drive
                              Scotts Valley, CA  95066       Officer                       Scotts Valley, CA  95066


William D. Watkins            Seagate Technology, Inc.       Executive Vice President      Seagate Technology, Inc.
                              920 Disc Drive                 and Chief Operating Officer   920 Disc Drive
                              Scotts Valley, CA  95066                                     Scotts Valley, CA  95066

Townsend H. Porter, Jr.       Seagate Technology, Inc.       Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                 Product and Technology        920 Disc Drive
                              Scotts Valley, CA  95066       Development and Chief         Scotts Valley, CA  95066
                                                             Technical Officer

Charles C. Pope               Seagate Technology, Inc.       Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                 Finance and Chief Financial   920 Disc Drive
                              Scotts Valley, CA  95066       Officer                       Scotts Valley, CA  95066

Don G. Colton                 Seagate Technology, Inc.       Executive Vice President,     Seagate Technology, Inc.
                              920 Disc Drive                 Corporate Quality             920 Disc Drive
                              Scotts Valley, CA  95066                                     Scotts Valley, CA  95066

Thomas F. Mulvaney            Seagate Technology, Inc.       Senior Vice President,        Seagate Technology, Inc.
                              920 Disc Drive                 General Counsel, and          920 Disc Drive
                              Scotts Valley, CA  95066       Corporate Secretary           Scotts Valley, CA  95066

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